Exhibit 99.1

HUYA Inc. Announces Proposed Follow-on Public Offering of

American Depositary Shares

GUANGZHOU, China, April 8, 2019 /PRNewswire/ — HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced the commencement of a proposed registered underwritten public offering by the Company and certain selling shareholder of American depositary shares (the “ADSs”), each representing one Class A ordinary share of the Company. The Company proposes to offer 13,600,000 ADSs (the “Primary ADS Offering”), and the selling shareholder proposes to offer 4,800,000 ADSs (the “Secondary ADS Offering” and, together with the Primary ADS Offering, the “ADS Offering”). The underwriters in the ADS Offering have a 30-day option to purchase up to 2,040,000 additional ADSs from the Company and up to 720,000 additional ADSs from the selling shareholder.

The Company intends to use the net proceeds for investment in its content ecosystem and e-sports partners to expand content genres and improve content quality, strengthening technologies and products, supporting overseas expansion, expanding and enhancing product and service offerings, and other general corporate purposes. The Company will not receive any proceeds from the sale of the ADSs by the selling shareholder.

Credit Suisse Securities (USA) LLC, Goldman Sachs (Asia) L.L.C., Citigroup Global Markets Inc. and Jefferies LLC will act as the joint bookrunners for the proposed offering.

A preliminary prospectus related to the proposed ADS Offering has been filed with the SEC and is available on the SEC’s website at www.sec.gov. The ADSs may not be sold nor may offers to buy be accepted prior to the time the registration statement on Form F-1 containing the preliminary prospectus becomes effective under the Securities Act of 1933, as amended.

This announcement shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

For more information, please visit http://ir.huya.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-8212-0509

E-mail: ir@huya.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-5730-6202

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com